Exhibit 99.5

FORM OF LETTER TO BROKERS, BANKS OR OTHER NOMINEE HOLDERS

CAPITAL PRODUCT PARTNERS L.P.

Non-Transferable Rights to Purchase Common Units

Distributed to holders of Common Units of Capital Product Partners L.P.

November 27, 2023

To Banks, Brokers and Other Nominees:

This letter is being distributed to banks, brokers and other nominees in connection with the rights offering (the “Rights Offering”) by Capital Product Partners L.P., a master limited partnership organized under the laws of the Marshall Islands (the “Partnership”), of common units representing limited partnership interests in the Partnership (the “Common Units”), pursuant to non-transferable rights (the “Rights”) distributed to all holders of record (“Unitholders”) of Common Units, as of 5:00 pm New York City time on November 24, 2023 (the “Record Date”). The Rights are described in the Partnership’s prospectus supplement, dated November 27, 2023 (together with the accompanying base prospectus, dated September 29, 2023, the “Prospectus”).

In the Rights Offering, the Partnership is offering up to an aggregate of 35,087,719 Common Units pursuant to the Prospectus. The Rights Offering will expire at 5:00 p.m., New York City time, on December 13, 2023 (the “Expiration Date”), unless the Rights Offering is otherwise extended. Any Right not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will expire worthless without any payment to the holders of those unexercised Rights.

As described in the accompanying Prospectus, each Unitholder will receive one Right for every Common Unit owned of record as of 5:00 p.m. New York City time on the Record Date.

Each Right entitles the holder to purchase 1.758657 Common Units at a subscription price of $14.25 per whole Common Unit. The Partnership will not issue fractional Common Units in the Rights Offering. Fractional Common Units resulting from the exercise of the Rights as to any Unitholder will be eliminated by rounding down to the nearest whole Common Unit, with the total subscription payment being adjusted accordingly. For example, if a Unitholder owned 1,000 Common Units as of 5:00 p.m., New York City time, on the Record Date, such Unitholder’s Common Units would entitle him or her to receive 1,000 Rights and such Unitholder would have the right to purchase 1,758 Common Units (rounded down from 1,758.657) for $14.25 per whole Common Unit (or $25,051.50 in aggregate). See “The Rights Offering—The Rights” in the Prospectus.

The Rights are evidenced by a non-transferable rights certificate (a “Rights Certificate”) registered in the name of the Unitholder or the name of its nominee. Each beneficial owner of Common Units is entitled to one Right for every Common Unit owned by such beneficial owner as of the Record Date. The Rights are non-transferable and, therefore, you may not assign, gift, sell or otherwise transfer your Rights to anyone else. The Rights will not be listed on the Nasdaq Global Select Market or any other stock exchange or market. As a result, if Unitholders do not exercise their subscription rights during the course of the subscription period before the Expiration Date, such rights will expire worthless.

We are asking persons who hold Common Units beneficially and who have received the Rights distributable with respect to those Common Units through a bank, broker or other nominee, as well as persons who hold Common Units directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

Please take prompt action to notify any beneficial owners of Common Units as to the Rights Offering and the procedures and deadlines that must be followed to exercise their Rights.

All commissions, fees, and other expenses (including brokerage commissions and transfer taxes), other than certain fees and expenses of the Subscription Agent and the Information Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees, or expenses will be paid by the Partnership, the Subscription Agent or the Information Agent.

Enclosed are copies of the following documents:

(1) Prospectus;

(2) Rights Certificate;

(3) Instructions for Use of Rights Certificates of Capital Product Partners L.P.;

(4) Form of Beneficial Holder Election Form; and

(5) Form of Nominee Holder Certification.

Your prompt action is requested. To exercise Rights on behalf of beneficial owners, you should deliver the properly completed and signed Rights Certificate, with payment of the Subscription Price in full for each Common Unit subscribed for by such beneficial owners, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m. New York City time on the Expiration Date. All payments of the Subscription Price must be made in United States dollars for the full number of Common Units for which you are subscribing.

Failure to return the properly completed Rights Certificate with the correct payment will result in your not being able to exercise the Rights held in your name on behalf of beneficial owners. A Rights holder cannot revoke the exercise of his or her Rights. Rights not exercised prior to the Expiration Date will expire worthless.

Additional copies of the enclosed materials may be obtained from the information agent, Georgeson LLC. The information agent’s telephone number is +1 (888) 275-5885.

Very truly yours,

Capital Product Partners L.P.

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF CAPITAL PRODUCT PARTNERS L.P., THE SUBSCRIPTION AGENT, THE INFORMATION AGENT, OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS.